UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549


	SCHEDULE 13G


	Under the Securities Exchange Act of 1934


	(Amendment No. 2)*

	 Sequa Corporation
	(Name of Issuer)


      Cumulative Convertible Preferred Stock,
	   Par Value $1.00 Per Share
	(Title of Class of Securities)


	817320302
	(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ X ] Rule 13d-1(b)
	[   ] Rule 13d-1(c)
      [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 817320302

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Gabelli Convertible Securities Fund, Inc. I.D. NO.  13-3523423
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [    ]
(b) [ X  ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
   Maryland

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH
:
5

SOLE VOTING POWER

  31,000    (Item 5)

:
6

SHARED VOTING POWER

NONE

:
7

SOLE DISPOSITIVE POWER

   NONE     (Item 5)

:
8

SHARED DISPOSITIVE POWER

NONE
9



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  31,000             (ITEM 5)
10



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[      ]
11



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.51%
12



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IV







ITEM 1. (a)	Name of Issuer:
		Sequa Corporation
ITEM 1. (b)	Address of Issuer's Principal Executive Offices:
		200 Park Avenue, New York, New York, 10166
ITEM 2. (a)	Name of Person Filing:
		The Gabelli Convertible Securities Fund, Inc.
ITEM 2. (b)	Address of Principal business Office or, if none, Residence:
		One Corporate Center, Rye, N.Y. 10580
ITEM 2. (c)	Citizenship:
		Maryland
ITEM 2. (d)	Title of Class of Securities:
		Cumulative Convertible Preferred Stock, Par Value $1.00 per
share
ITEM 2. (e)	CUSIP Number:
		 817320302
ITEM 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c),
check whether the person filing is a:


(a)[ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).


(b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d)[X ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).


(e)[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


(f)[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);


(g)[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);


(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership
	(a)	Amount beneficially owned: 31,000 shares.
	(b)	Percent of Class: 7.51%
	(c)	(i) 31,000 shares.  In accordance with the policies and
procedures of the Reporting Person, the proxy voting committee of the Reporting Person exercises in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person until such committee otherwise determines. Accordingly, the investment adviser to the Reporting Person has no voting authority with respect to any shares held by the Reporting Person but continues to have sole dispositive power over such shares.
		.
(i)	None
(ii)	None
(iii)	None

ITEM 5.	Ownership of Five Percent or Less of a Class.
	Not applicable.
ITEM 6.	Ownership of More then Five Percent on Behalf of Another
		Person.
		Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.

		Not applicable.

ITEM 8.	Identification and Classification of Members of the
		Group.

		Not applicable.


ITEM 9.	Notice of Dissolution of Group.

		Not applicable.

ITEM 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.















Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	 February 14, 2002




THE GABELLI CONVERTIBLE
SECURITIES FUND, INC.


By:_______/s/__________________
   Bruce N. Alpert
   Vice President & Treasurer